

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

May 25, 2007

Mac McConnell
Senior Vice President and Chief Financial Officer
DXP Enterprises, Inc.
7272 Pinemont
Houston, Texas 77040

   RE: DXP Enterprises, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2006
     Form 10-Q for Fiscal Quarter Ended March 31, 2007
     File No. 0-21513

Dear Mr. McConnell:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

   If you have any further questions regarding our review of your filings, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733 or in his absence, to the undersigned at (202) 551-3769.

            Sincerely,

            Rufus Decker
            Accounting Branch Chief